September 4, 2014

Mr. H. Roger Schwall,

Assistant Director,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549-4631.

Re:	Ecopetrol S.A.

Form 20-F for the Fiscal Year ended December 31, 2013

Filed April 25, 2014

File No. 001-34175

Dear Mr. Schwall:

Set out below are the responses of Ecopetrol S.A. (“Ecopetrol” or the “Company”), to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter dated August 7, 2014, to Ms. Magda Manosalva, the Company’s Chief Financial Officer (the “Comment Letter”).

The responses below are keyed to the headings indicated in the Staff’s comments and are designated with the letter “R” below the comment number. The comments themselves are set forth in boldface type. Unless otherwise indicated, all page references are to the corresponding page in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2013 (the “Form 20-F”).

Exhibit 99.2

1.	We note the following language in the report by Gaffney, Cline & Associates, Inc. (emphasis added):

This document is confidential and has been prepared for the exclusive use of the Client or parties named herein. It may not be distributed or made available, in whole or in part, to any other company or person without the prior knowledge and written consent of GCA. No person or company other than those for whom it is intended may directly or indirectly rely upon its contents. GCA is acting in an advisory capacity only and, to the fullest extent permitted by law, disclaims all liability for actions or losses derived from any actual or purported reliance on this document (or any other statements or opinions of GCA) by the Client or by any other person or entity.

As Item 1202(a)(8) of Regulation S-K requires such report, please obtain and file a revised version of the report which retains no language that could suggest either a limited audience or a limit on potential investor reliance. In addition, please ensure that such revised report does not retain statements that would appear to limit liability of Gaffney, Client & Associates, Inc. under Section 11 of the Securities Act. In that regard, we note that Gaffney’s consent filed as Exhibit 15.4 includes a consent to the incorporation by reference of its report into Ecopetrol S.A.’s registration statement on Form F-3 filed with the SEC on July 26, 2013, and a consent to the reference to “GCA” as set forth in the registration statement under the heading “Experts.”

R:	In response to the Staff’s comment, attached as Annex A to this letter is a modified report from Gaffney, Client & Associates, Inc. which addresses the items noted above (see page 6 of the modified report). Upon confirmation that the Staff has no further comments to this modified report, the Company will file it with the Commission pursuant to a current report on Form 6−K.

2.	We also note the following statement in the Gaffney report:

GCA has not undertaken a site visit and inspection because it was not deemed necessary. As such, GCA is not in a position to comment on the operations or facilities in place, their appropriateness and condition and whether they are in compliance with the regulations pertaining to such operations. Further, GCA is not in a position to comment on any aspect of health, safety or environment of such operations. Nevertheless, GCA was informed about increasing the disposal of Castilla Area’s produced water into the Guayuriba River; this was approved by the environmental authority, and now subject to the approval of local authorities. If not granted, could force Ecopetrol to implement a more costly alternative of injecting such water, which may have an impact in the economic limit and in consequence in the estimated reserve volumes for the fields in such area.

Please tell us whether any of the impacted proved reserves in the Castilla Area are material. If they are material, please revise your annual report to provide related disclosure in your filing. For example, please include disclosure in your Risk Factors section if the requirement for approval by local authorities for increasing the disposal of the produced water into the Guayuriba River presents any material risks.

R:	Ecopetrol advises the Staff that the impacted proved reserves in the Castilla Area are not material. Assuming the Company does not receive approval from local authorities to dispose of produced water in the Guayuriba River and, consequently is forced to implement a more costly alternative of injecting produced water, the impacted proved reserves constitute approximately 1% of the proved reserves of the Castilla Area and approximately 0.2% of the proved reserves of the Company as of December 31, 2013.

The Company continues to work with local authorities to expand the volume of produced water the Company may dispose into the Guayuriba River.

Ecopetrol will continue monitoring its operations in the Castilla area and make any disclosure as necessary.

* * * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. In addition, the Company acknowledges that the Staff’s comments or changes to the Company’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to this letter, please feel free to call Robert S. Risoleo of Sullivan & Cromwell LLP at (202) 956-7510. He may also be reached by facsimile at (202) 956-6974 and by e-mail at risoleor@sullcrom.com.

Very truly yours,

/s/ Alberto Vargas
Alberto Vargas
Acting Chief Financial Officer

cc:	Caroline Kim
Laura Nicholson
(Securities and Exchange Commission)

Magda Manosalva
Maria Catalina Escobar Hoyos
Jose Evaristo Barros Serrano
(Ecopetrol S.A.)

Robert S. Risoleo (Sullivan & Cromwell LLP)

Annex A

Gaffney, Cline & Associates

Gaffney, Cline & Associates, Inc.

5555 San Felipe Street
Suite 550
Houston, TX 77056, USA
Telephone: +1 713 850 9955

www.gaffney-cline.com

ASF/gjh/AH-13-2048.00/gcah.23.14

March 03, 2014

Mrs. Magda Manosalva
Vice-President of Finance (CFO)
Ecopetrol, S. A.
Vicepresidencia Financiera
Edificio Principal, Piso 7
Bogotá, Colombia

**SEC RESERVE STATEMENT
FOR SIXTY SIX FIELDS IN COLOMBIA
AS OF DECEMBER 31, 2013**

Dear Mrs. Manosalva:

This Proved reserves statement has been prepared by Gaffney, Cline & Associates (GCA) and issued on March 03, 2014 at the request of Ecopetrol, S.A. (Ecopetrol or the "Client"), a participant operator and investor in sixty six fields in the Lower, Middle and Upper Magdalena Valley, Catatumbo, Putumayo, Llanos Orientales and Nororiente Basins, Colombia. This report is based on prior audits conducted by GCA and is intended for use in conjunction with Ecopetrol' December 31, 2013 filings with the United States Securities and Exchange Commission (SEC).

This report relates specifically and solely to the subject matter as defined in the scope of work in the Proposal for Services and is conditional upon the assumptions described herein. The report must be considered in its entirety and must only be used for the purpose for which it was intended.

GCA has conducted an independent audit examination as of December 31, 2013, of the hydrocarbon liquids and natural gas reserves of the above mentioned fields. On the basis of technical and other information made available to us concerning these property units, we hereby provide the reserve statement given in the table below.

**Statement Of Hydrocarbon Reserves Volumes
Sixty Six Fields, Colombia
as of December 31, 2013**

Reserve Category	Gross Field Volumes		Gross Ecopetrol (including royalties)		Net to Ecopetrol	
	Liquids	Gas	Liquids	Gas	Liquids	Gas
	MMstb	Bscf	MMstb	Bscf	MMstb	Bscf
Proved						
Developed	341	1,361	312	778	277	621
Undeveloped	245	418	244	247	215	197
Total Proved	**586**	**1,779**	**556**	**1,025**	**492**	**818**

ASF/gjh/AH-13-2048.00/gcah.23.14
Ecopetrol, S. A.

Gaffney,
Cline &
Associates

Hydrocarbon liquid volumes represent crude oil and condensate, natural gasoline and LPG estimated to be recovered during field separation and plant processing, and are reported in millions of barrels (MMstb). Natural gas volumes represent expected gas sales, and are reported in billions (10^9) of cubic feet (Bscf) at standard conditions of 14.7 psia and 60 degrees Fahrenheit. These volumes have been reduced for fuel usage in the field and shrinkage due to processing. Royalties payable to the State have been deducted from reported net volumes.

Ecopetrol has advised GCA that these audited hydrocarbon volumes represent the following proportionate shares of Ecopetrol's total reserves on a net basis:

Proved Developed Liquids – 30%

Proved Developed Gas – 23%

Proved Undeveloped Liquids – 43%

Proved Undeveloped Gas – 49%

Total Proved Oil Equivalent - 32%

GCA is not in a position to verify these values as it was not requested to review Ecopetrol's other oil and gas assets.

RESERVE ASSESSMENT

Proved gas volumes are based on firm and existing gas contracts and on the reasonable expectation that such gas sales contracts will be renewed on similar terms in the future.

This audit examination was based on reserve estimates and other information provided by Ecopetrol to GCA through December 2013, and included such tests, procedures and adjustments as were considered necessary. Field data and information provided by Ecopetrol varies from field to field, Ecopetrol provided production data sets, depending on the field, up to September or July 2013. All questions that arose during the course of the audit process were resolved to our satisfaction.

Technical information and comments related to the methodology followed to audit the reserves volumes for each one of the fields is presented in separate individual reports. As these reports are quite extensive and detailed, the significant points of the work performed are summarized below.

Recoverable volume estimates as derived from profiles of expected future performance were checked for consistency with the development plans provided by Ecopetrol. These were further verified on the basis of individual well decline analysis, typical well performance models, material balance calculations, reservoir simulation results, analogies, etc. as appropriate to the available information and category of the reserves. Gross reserves and those net to Ecopetrol's interests were verified on the basis of the fiscal and contractual terms applicable for each field.

In order to confirm estimates of petroleum initially in place, the structural and stratigraphic descriptions of the accumulations, various reservoir limits, rock petrophysical parameters and reservoir fluid properties were reviewed, checked for reasonableness and/or modified as appropriate based on information and data supplied by Ecopetrol. Reservoir and individual well performance was analyzed in order to assess the predominant reservoir drive mechanisms currently active in the fields and those expected to affect the future production performance.

The economic tests for the December 31, 2013 reserve volumes were based on a prior

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Ecopetrol, S. A.

Gaffney, Cline & Associates

twelve-month first-day-of-the-month average reference price for the Brent crude of US$108.32/Bbl, corrected for location and quality to an average wellhead price in the range of US$75.30 – 104.50/Bbl, depending on the specific field. Sales gas and plant product prices were advised by Ecopetrol according to existing contracts and/or regulations. No price escalation has been included, other than as provided for in existing contracts. The following tables include additional details of these prices:

OIL AND CONDENSATE PRICES

Note	Price US$/Bbl
12 month average price for Brent Crude used as reference for the crude prices in Colombia.	108.32
Unweighted average of the prices adjusted for location and quality used to determine oil and condensate proved reserves for the different fields in Colombia	88.69

PRODUCT PLANT PRICES

Note	Products Plants	Price US$/Bbl
12 month average reference price (Mont Belvieu, Texas)	Propane	42.01
	Butane	58.56
	Gasoline	89.27
Unweighted average price adjusted for location and quality used to determine proved reserves in Colombia Assets	Propane	29.56
	Butane	45.00
	Gasoline	87.49

GAS PRICES

Note	Location/Fields	Price US$/MMBTU
Average benchmark natural gas price - Colombia	Guajira (Benchmark Price)	5.82
	Opón (Benchmark Price)	6.56
	Cusiana (Benchmark Price)	3.61
Natural gas average price defined by contract / agreements used to determine proved reserves in some Colombia fields	All fields audited by GCA except Guajira fields.	4.12
Adjusted gas price used to determine proved reserves in the remaining Colombia Fields	Guajira fields: Ballena, Chuchupa and Riohacha.	5.56

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Ecopetrol, S. A.
Gaffney, Cline & Associates

Future capital costs for the fields were derived from development program forecasts prepared by field operators. Recent historical operating expense data were utilized as the basis for operating cost projections. GCA has found that sufficient capital investments and operating expenses have been projected by the operators to produce the projected volumes.

BASIS OF OPINION

This document must be considered in its entirety. It reflects GCA's informed professional judgment based on accepted standards of professional investigation and, as applicable, the data and information provided by the Client, the limited scope of engagement, and the time permitted to conduct the evaluation.

In line with those accepted standards, this document does not in any way constitute or make a guarantee or prediction of results, and no warranty is implied or expressed that actual outcome will conform to the outcomes presented herein. GCA has not independently verified any information provided by or at the direction of the Client, and has accepted the accuracy and completeness of these data. GCA has no reason to believe that any material facts have been withheld from it, but does not warrant that its inquiries have revealed all of the matters that a more extensive examination might otherwise disclose.

The opinions expressed herein are subject to and fully qualified by the generally accepted uncertainties associated with the interpretation of geoscience and engineering data and do not reflect the totality of circumstances, scenarios and information that could potentially affect decisions made by the report's recipients and/or actual results. The opinions and statements contained in this report are made in good faith and in the belief that such opinions and statements are representative of prevailing physical and economic circumstances.

This assessment has been conducted within the context of GCA's understanding of the effects of petroleum legislation and other regulations that currently apply to these properties. However, GCA is not in a position to attest to property title or rights, conditions of these rights including environmental and abandonment obligations, and any necessary licenses and consents including planning permission, financial interest relationships or encumbrances thereon for any part of the appraised properties.

In carrying out this study, GCA is not aware that any conflict of interest has existed. As an independent consultancy, GCA is providing impartial technical, commercial and strategic advice within the energy sector. In the preparation of this document, GCA has maintained, and continues to maintain, a strict independent consultant-client relationship with Ecopetrol. Furthermore, the management and employees of GCA have no interest in any of the assets evaluated or related with the analysis carried out as part of this report.

Staff members who prepared this report are professionally-qualified with appropriate educational qualifications and levels of experience and expertise to perform the scope of work set out in the Proposal for Services.

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ASF/gjh/AH-13-2048.00/gcah.23.14
Ecopetrol, S. A.

Gaffney,
Cline &
Associates

In the preparation of this report GCA has used Part 210 Rule 4-10(a) of Regulation S-X of the United States Securities and Exchange Commission

There are numerous uncertainties inherent in estimating reserves and resources, and in projecting future production, development expenditures, operating expenses and cash flows. Oil and gas reserve engineering and resource assessment must be recognized as a subjective process of estimating subsurface accumulations of oil and gas that cannot be measured in an exact way. Estimates of oil and gas reserves or resources prepared by other parties may differ, perhaps materially, from those contained within this report. The accuracy of any reserve or resource estimate is a function of the quality of the available data and of engineering and geological interpretation. Results of drilling, testing and production that post-date the preparation of the estimates may justify revisions, some or all of which may be material. Accordingly, reserve and resource estimates are often different from the quantities of oil and gas that are ultimately recovered, and the timing and cost of those volumes that are recovered may vary from that assumed.

GCA's review and audit involved reviewing pertinent facts, interpretations and assumptions made by Ecopetrol or others in preparing estimates of reserves or resources. GCA carried out procedures necessary to enable it to render an opinion on the appropriateness of the methodologies employed, adequacy and quality of the data relied upon, the depth and thoroughness of the reserves estimation process, the classification and categorization of reserves appropriate to the relevant definitions used and the reasonableness of the estimated reserves.

It is GCA's opinion that the estimates of total remaining recoverable hydrocarbon liquids and gas volumes at December 31, 2013 are, in the aggregate, reasonable and the reserves classification and categorization is appropriate and consistent with the definitions and guidelines for reserves.

GCA concludes that the methodologies employed by Ecopetrol in the derivation of the volume estimates are appropriate and that the quality of the data relied upon, the depth and thoroughness of the estimation process are adequate. GCA is not aware of any potential changes in regulations applicable to these fields that could affect the ability of Ecopetrol to produce the estimated reserves.

Reserves are those quantities of petroleum that are anticipated to be commercially recoverable by application of development projects to known accumulations from a given date forward under defined conditions. Reserves must further satisfy four criteria: they must be discovered, recoverable, commercial and remaining (as of the evaluation date) based on the development project(s) applied. Reserves are further categorized in accordance with the level of certainty associated with the estimates and may be sub-classified based on project maturity and/or characterized by development and production status. All categories of reserve volumes quoted herein have been determined within the context of an economic limit test (pre-tax and exclusive of accumulated depreciation amounts) assessment prior to any NPV analysis.

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ASF/gjh/AH-13-2048.00/gcah.23.14
Ecopetrol, S. A.

Gaffney,
Cline &
Associates

NOTICE

This report was prepared for public disclosure in its entirety by ECOPETROL in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations. Ecopetrol will obtain GCA's prior written approval for any other use of any results, statements or opinions expressed to Ecopetrol in this report, which are attributed to GCA.

Very truly yours,

GAFFNEY, CLINE & ASSOCIATES

Reissued September 03, 2014

Project Manager – Alberto S. Finol
Principal Advisor - Petroleum Engineering

Reviewer – Sergio O. Paredes
Senior Technical Manager

Attachments
Appendices

I: Technical Qualifications of Person Responsible for Audit

6

Gaffney,
Cline &
Associates

Appendix I:

Technical Qualifications of Person Responsible for Audit

ASF/gjh/AH-13-2048.00/gcah.23.14
Ecopetrol, S. A.

Gaffney,
Cline &
Associates

Statement of Qualification
Sergio O. Paredes

Sergio O. Paredes is a Senior Technical Manager with Gaffney, Cline & Associates (GCA) in Houston and was responsible for overseeing the preparation of this audit. Mr. Paredes has over 25 years of diversified international industry experience mainly in in geosciences, reservoir development and management in exploration and production. After 18 years working for Repsol, where he became Technical Director in 2003, he decided to join GCA in 2006, as Latin-American Regional Manager. From this initial position in GCA, where he was involved in evaluation and audit of reserves, he was appointed to the position of Director of Field Development in 2010 in the Reservoir Development group of Baker Hughes, holding company of GCA since 2009. In 2013, he returned to GCA to the current position of Senior Technical Manager. Over the past twelve years he has been responsible for project review and oversight as it pertains to exploration and production activities, including the reserves audits and evaluations conducted on behalf of Ecopetrol, Colombia. He is a member of the IAPG Houston. He has a MSc in Nuclear Engineering from the Instituto Balseiro, Argentina and a MBA in International Management from the Daniel's College of Business, University of Denver, Colorado, USA.